

File N° 82-4944



From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

April 21, 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission with the sole aim of updating the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
VP Investor Relations

Encl.: First-quarter 2005 sales
Transition to IFRS



PRESS RELEASE

First-Quarter 2005 Sales

Up 4.5% At Constant Exchange Rates
Firm Demand Except in Europe

Charenton-le-Pont, France (April 21, 2004) -- Essilor, the world leader in ophthalmic optics, today announced its consolidated sales for the three months ended March 31, 2005:

In € millions	**March 31, 2005 IFRS**	March 31, 2004 IFRS	% Change	March 31, 2004 reported
Sales	**570.0**	557.2	+ 2.3%	569.4

The €12.2 million decrease in first-quarter 2004 sales under IFRS compared with the prior-period French GAAP figure primarily reflects the fact that under IFRS, cash discounts granted to customers and certain sales commissions are deducted from sales.

Sales for the quarter

Sales rose 4.5% in the first three months of 2005, based on IFRS and excluding the currency effect. On a like-for-like basis, sales were up 1.3%, compared with a first-quarter 2004 that saw exceptionally strong like-for-like growth of 9%.

First-quarter 2005 performance was shaped by a decline in sales in almost all European markets. However, business continued to expand in North America, Asia and Latin America, while overall, demand for value-added products remained robust and the product mix continued to improve.

Companies acquired in 2004 and in the first three months of 2005 added 3.2% to reported growth. The currency effect was a negative 2.1% due to the decline in the dollar, yen and pound against the euro compared with first-quarter 2004.

Sales by region

In € million	**March 31, 2005 IFRS**	March 31, 2004 IFRS	*Reported change*	*Like-for-like change*	*Change at constant exchange rates*
Europe	**269.1**	273.1	*- 1.5%*	*- 3.4%*	*- 1.5%*
North America	**238.7**	228.1	*+ 4.6%*	*+ 4.6%*	*+ 9.7%*
Asia-Pacific	**47.0**	42.9	*+ 9.5%*	*+ 10.0%*	*+ 11.9%*
Latin America	**15.2**	13.0	*+ 16.5%*	*+ 12.8%*	*+ 12.8%*
Total	***570.0***	*557.2*	*+ 2.3%*	*+ 1.3%*	*+4.5%*

- In Europe, the challenging business environment and unfavorable weather conditions caused demand to decline in almost every country. Note that in Germany, where the market was also down for the period, the phase-out of national healthcare system reimbursements for ophthalmic lenses did not really have an impact until the second quarter of 2004.
- Operations in North America had a very good quarter, building on first-quarter 2004's 11.3% gain. In particular, the US prescription laboratories reported solid sales gains.
- The Asia-Pacific and Latin American regions are continuing to expand, with good growth for the period.

Outlook for 2005

Despite a lackluster beginning to the year in Europe, Essilor remains confident in its ability to increase earnings in 2005.

Prescription Laboratories Acquired in Canada

Essilor Canada has acquired Groupe Vision Optique (GVO), which owns prescription laboratories in several large cities in the Province of Quebec (Trois-Rivières, Quebec, Rimouski, Beloeil and downtown Montreal). GVO has annual sales of C$6 million and 70 employees. The initiative will expand Essilor's service capabilities in Quebec by broadening their reach and delivering high-quality local service for all of Essilor products.

Separately, Essilor Canada has signed a contract with Hakim Optical, Ontario's leading optical chain, to acquire its Coating Lab Enterprises business, which comprises three anti-reflective treatment centers in London and Toronto, Ontario and in Halifax, Nova Scotia. The contract also calls for Essilor to supply the majority of the anti-reflective treatments sold in Hakim Optical's stores, as well as a major proportion of their lenses.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 17 production sites, 183 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Véronique Gillet

Phone: + 33 0 (1) 49 77 42 16

www.essilor.com



COMMUNIQUE

Chiffre d'affaires du 1er trimestre 2005

+ 4,5 % hors change

Un bon niveau d'activité sauf en Europe

Charenton-le-Pont (21 avril 2005) – Au 31 mars, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit:

En millions d'euros	**1er trim. 2005 IFRS**	1er trim. 2004 IFRS	variation	1er trim. 2004 publié
Chiffre d'affaires	**570,0**	557,2	+ 2,3 %	569,4

Par rapport à un chiffre d'affaires publié du 1er trimestre 2004 de 569,4 millions d'euros, le chiffre d'affaires 2004 équivalent IFRS retraité est de 557,2 millions d'euros (- 12,2 millions). L'écart provient principalement de la déduction, selon les normes IFRS, des escomptes de règlements et des commissions commerciales.

Activité globale

Le chiffre d'affaires IFRS du 1er trimestre 2005 est en hausse de 4,5% hors effet de change et de 1,3% en base homogène. Il se compare à un premier trimestre 2004 exceptionnel en croissance de 9 % (en base homogène).

L'activité a été caractérisée par une baisse des ventes sur la plupart des marchés européens et une bonne croissance en Amérique du Nord, en Asie, et en Amérique Latine. Globalement, la demande pour les produits à valeur ajoutée a été soutenue, se traduisant par une bonne évolution du mix produit.

L'effet de périmètre (+ 3,2 %) recouvre les acquisitions effectuées en cours d'année 2004 et au 1er trimestre 2005.

L'effet de change atteint - 2,1 % à cause de la baisse du dollar, du yen et de la livre entre le 1er trimestre 2004 et le 1er trimestre 2005.

Chiffre d'affaires par région

En millions d'euros	**1er trim. 2005 IFRS**	1er trim. 2004 IFRS	*Variation publiée*	*Croissance en base homogène*	*Croissance hors effet de change*
Europe	**269,1**	273,1	*- 1,5 %*	*- 3,4 %*	*- 1,5 %*
Amérique du Nord	**238,7**	228,1	*+ 4,6 %*	*+ 4,6 %*	*+ 9,7 %*
Asie Océanie	**47,0**	42,9	*+ 9,5 %*	*+ 10,0 %*	*+ 11,9 %*
Amérique latine	**15,2**	13,0	*+ 16,5 %*	*+ 12,8 %*	*+ 12,8 %*
Total Groupe	***570,0***	*557,2*	*+ 2,3 %*	*+ 1,3 %*	*+ 4,5 %*

- En Europe, l'environnement économique difficile et les mauvaises conditions climatiques se sont traduits par une baisse du marché dans la grande majorité des pays. A noter qu'en Allemagne, également en baisse, l'effet de la fin du remboursement des produits optiques ne s'était réellement manifesté qu'à partir du 2ème trimestre 2004.
- L'Amérique du Nord réalise un très bon premier trimestre avec, notamment, une bonne progression de l'activité des laboratoires de prescription aux Etats-Unis. Pour mémoire, la croissance du 1er trimestre 2004 était de 11,3 %.
- L'Asie Océanie et l'Amérique latine poursuivent leur avancée et enregistrent de bons taux de croissance.

Perspectives 2005

Malgré un début d'année morose en Europe, Essilor est confiant dans sa capacité à faire progresser ses résultats en 2005.

Acquisitions de laboratoires de prescription au Canada

Essilor Canada vient de réaliser l'acquisition de Groupe Vision Optique (GVO) qui détient des laboratoires de prescription implantés dans plusieurs villes importantes du Québec (Trois-Rivières, Québec, Rimouski, Beloeil et Montréal centre ville). GVO réalise un chiffre d'affaires en base annuelle de 6 millions de dollars canadiens et emploie 70 personnes.



Grâce à cette initiative, les laboratoires GVO vont compléter l'offre de service d'Essilor au Québec.

Par ailleurs, Essilor Canada a signé un contrat avec Hakim Optical, la première chaîne d'optique de l'Ontario, pour reprendre l'activité Coating Lab Entreprises qui comprend trois centres de traitement antireflet situés à London, Toronto (Ontario) et Halifax (Nouvelle Ecosse). Ce contrat prévoit également qu'Essilor va fournir à Hakim Optical la majorité de ses traitements antireflet ainsi qu'une part importante de ses verres.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 17 sites de production, de 183 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél.: 01 49 77 42 16

www.essilor.com



PRESS RELEASE

Transition to IFRS

Charenton-le-Pont, France (April 21, 2005) – The main effects of the transition to IFRS on Essilor's consolidated financial statements are described in the accompanying note, which will be inserted in the 2004 Annual Report published at the time of the Annual Shareholders' Meeting.

The identified effects on equity and net income are fairly limited, in terms of both adjustments to 2004 data and application in 2005. However, IAS 32 and IAS 39 will not be applied as from the transition date (January 1, 2004), but only from January 1, 2005. With respect to IAS 39, it is difficult, at this point in time, to estimate the impact of this standard on the 2005 consolidated financial statements.

Opening equity at the IFRS transition date (January 1, 2004) will be slightly below the previously reported figure, due mainly to the cancellation of cumulative actuarial gains and losses on employee benefit plans and adjustments to deferred taxes. In the opening balance sheet at January 1, 2005, these adjustments will be offset by the reclassification in equity of the equity component of the 2003 convertible bonds, in accordance with IAS 32.

2004 net income will be around fifteen million euros higher than previously reported, due to the fact that goodwill is not amortized under IFRS. Cancellation of the 2004 amortization charge will more than offset the recognition of compensation costs related to share-based payments, stock options and the employee stock ownership plan.

Reclassifications between various income statement captions will have the effect of increasing or decreasing key balances, but will have no impact on net income.
In particular, 49%-owned Transitions will be accounted for by the equity method in the IFRS income statement.



Other changes include the reclassification as a deduction from sales of cash discounts granted to customers and certain sales commissions, and the inclusion in income from operations of items previously reported as non-operating income and expense.

Essilor will publish a full set of IFRS financial statements for 2004 as soon as all the necessary detailed information is available, including details of the IFRS adjustments to the accounts of Bacou-Dalloz which is accounted for by the equity method.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 17 production sites, 183 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Véronique Gillet

Phone: +33 1 49 77 42 16

www.essilor.com

Main effects of the transition to IAS/IFRS

1. Background

In accordance with European regulation N°1606/2002 dated July 19, 2002, Essilor will prepare its consolidated financial statements for the year ending December 31, 2005 in accordance with the International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and related interpretations applicable at that date as endorsed by the European Union.

The 2005 IFRS consolidated financial statements will include comparative 2004 data prepared in accordance with the same standards, except for IAS 32 and IAS 39, which will be applied by the Company effective from January 1, 2005.

In preparation for the publication of comparative IFRS financial statements for 2005, the Company has prepared preliminary financial information about the effects of the transition to IFRS on the following items of the 2004 financial statements:

- The opening IFRS balance sheet at the transition date (January 1, 2004), which will include in equity the effects of the changes of method arising from the transition to IFRS (except for the effects of applying IAS 32 and IAS 39 which will be recognized in equity in the opening balance sheet at January 1, 2005).

- The Company's consolidated financial position at December 31, 2004 and its results for 2004.

The information on the estimated impact of IFRS on the 2004 financial statements has been prepared by applying to 2004 financial data the IFRS and interpretations that the Company will be required to apply to prepare its 2005 consolidated financial statements under IFRS.

The 2004 financial information has therefore been prepared on the basis of:

- The IFRSs and related interpretations whose application is expected to be mandatory at December 31, 2005, based on current information.
- The options and exemptions that the Company expects to apply for the preparation of its first IFRS financial statements in 2005.

For these reasons, the effects of the transition to IFRS on the 2004 financial statements described below may be subsequently modified and other effects may arise.

2. Organization of the transition project

A work group led by the Consolidation Department and comprising representatives of Corporate Finance, Consolidation, Corporate Treasury, Corporate Financial Control and Internal Audit was tasked with adapting the Company's accounting policies to comply with IFRS and determining the effects of the transition on the consolidated financial statements. The transition principles and the determination of the related effects were discussed by the Audit Committee and reviewed by the Auditors.

Certain information concerning the effects of IFRS adjustments have not yet been received from companies that are accounted for by the equity method in the consolidated financial statements. The Company has therefore decided not to finalize the IFRS statements of

shareholders' equity at January 1 and December 31, 2004 until the publication of the interim consolidated financial statements for the six months ending June 30, 2005.

3. Standards and interpretations applied to prepare the preliminary IFRS financial information

3.1 Description of the accounting options and exemptions selected for the first-time adoption of IFRS

As allowed under IFRS 1, the Company has opted:

- Not to restate business combinations carried out before January 1, 2004.
- To reclassify as retained earnings cumulative translation adjustments at January 1, 2004.
- To recognize in equity cumulative actuarial gains and losses on employee benefit plans.
- To apply the transitional provisions of IFRS 2 to grants of share options that were granted after November 7, 2002 and had not yet vested at January 1, 2005.
- To apply IAS 32 and IAS 39 effective from January 1, 2005.

3.2 Description of IFRS adjustments and differences between the Company's French GAAP and IFRS accounting policies

Goodwill (IFRS 1 and IFRS 3)

As explained in note 1.5 to the consolidated financial statements, goodwill corresponds to the excess of the cost of acquisition over Essilor International's share in the fair value of net assets of the acquired company at the date of acquisition.

As allowed under IFRS 1, Essilor has opted not to restate business combinations carried out before January 1, 2004. Therefore, in the opening IFRS balance sheet, the assets and liabilities acquired through these business combinations are considered as representing assets and liabilities of the first-time adopter and not of the acquired companies.

Effective from January 1, 2004, goodwill will no longer be amortized but will be tested for impairment by the method described in IAS 36 – Impairment of Assets.

Intangible assets

As explained in note 1.14 to the 2004 consolidated financial statements, intangible assets include market shares recognized on acquisitions made since January 1, 1995. Under French GAAP, these assets are not amortized.

Market shares do not fulfill the criteria laid down in IAS 38 for recognition as intangible assets and will be reclassified as goodwill in the opening IFRS balance sheet, in accordance with IAS 38 – Intangible Assets and IFRS 3 – Business Combinations.

Property, plant and equipment

Analyses are in the process of being finalized regarding the implementation of the components method and depreciation periods are being reviewed for the main categories of property, plant and equipment, in accordance with IAS 16 – Property, Plant and Equipment. The results of these analyses are not expected to lead to any material adjustments to the consolidated financial statements.

Pensions and other post-retirement benefit obligations (IFRS 1 and IAS 19)

As allowed under IFRS 1, cumulative actuarial gains and losses at January 1, 2004 will be recognized in equity in the opening IFRS balance sheet and provisions for pensions and other post-retirement benefit obligations will be increased by the same amount.
Actuarial gains and losses arising after January 1, 2004 will continue to be recognized by the corridor method, unless the Company elects for early adoption of the amendment to IAS 19 – Employee Benefits, which is applicable as from January 1, 2006. This amendment, which has not yet been endorsed by the European Commission, allows companies to recognize all actuarial gains and losses in equity.

Stock options and new shares offered to employees at a discount (IFRS 2)
According to IFRS 2, stock options granted to employees after November 7, 2002 that had not yet vested at January 1, 2005 are measured at fair value at the grant date.
The fair value of stock options is recognized in personnel costs over the vesting period, with a corresponding increase in equity. Consequently, this adjustment will have no effect on equity in the opening IFRS balance sheet at January 1, 2004 but it will affect the 2004 IFRS income statement.
Employees of French entities are given the opportunity to purchase Essilor International shares at a 20% discount through the Company's Employee Stock Ownership Plan. The fair value of this benefit will be recognized as an expense, with a corresponding increase in equity.

Investment grants
Investment grants included in equity in the French GAAP balance sheet at December 31, 2003 will be reclassified as liabilities in the opening IFRS balance sheet at January 1, 2004.

Deferred taxes
Deferred tax assets and liabilities will be affected by the various adjustments described above.

Consolidation method
For several years, the Transitions sub-group has been proportionally consolidated in the Essilor consolidated financial statements, as this method was considered as best reflecting the way control is shared with Essilor's partner, PPG.
Based on an analysis of the contractual clauses, in the IFRS financial statements Transitions will be accounted for by the equity method in accordance with IAS 28 and IAS 31.

Consequently:
- Transitions' contributions to the various balance sheet items will be cancelled and recognized on a net basis under "Investments in companies accounted for by the equity method".
- Transitions' contributions to the various income statement items will be cancelled and recognized on a net basis under "Share of profit in companies accounted for by the equity method".

These reclassifications will have no effect on consolidated net assets or net income.

In addition, based on the economic analysis of purchases by Essilor from Transitions and by Transitions from Essilor, and of sales by Essilor to third parties of Transitions products, in Essilor's IFRS income statement:
- In accordance with IAS 18, sales by Essilor to Transitions and the corresponding cost of sales will be cancelled.
- The cost of subcontracting services provided by Transitions on Essilor's behalf will be reallocated between cost of sales and marketing costs for the Transitions brand.

Lastly, subject to the agreement of the French securities regulator (Autorité des Marchés Financiers), the summary financial information about the Transitions sub-group required by

IAS 28 will not be disclosed, as this would breach the confidentiality agreement signed with PPG.

4. Effect of the main adjustments described above

4.1 Opening balance sheet at January 1, 2004

Intangible assets
Market shares, which do not qualify for recognition as intangible assets under IAS 38, will be reclassified as goodwill for an amount of €19 million.

Pensions and other post-retirement benefit obligations
The net cumulative actuarial loss at December 31, 2003 will be recognized in equity in the amount of €10.8 million, leading to a corresponding increase in provisions for pensions and other post-retirement benefit obligations.

Equity

- Cumulative translation adjustment

Cumulative translation adjustments at December 31, 2003 will be reset at zero, leading to a €192.7 million reduction in retained earnings.

- Investment grants

Investment grants carried in equity at December 31, 2003 in the amount of €0.6 million will be reclassified as liabilities.

Deferred taxes
The adjustments described above will affect deferred tax assets and liabilities. The effects on opening net assets will be as follows:

- Adjustment of market shares: recognition of a €14.4 million deferred tax liability
- Net cumulative actuarial loss recognized in equity: recognition of a deferred tax asset of €3.8 million
- Possible adjustments to the carrying value of property, plant and equipment due to a change in estimated useful lives could lead to the recognition of a deferred tax liability.

4.2 2004 IFRS income statement

Net sales
Net sales reported in the IFRS income statement will be approximately €59 million below published net sales. The adjustment is due to:

- Deduction from sales of cash discounts granted to customers (previously recognized in interest expense).
- Deduction from sales of certain commissions calculated as a percentage of sales (previously recognized in operating expenses).
- Change in the consolidation method applied to Transitions.

Cost of sales
Cost of sales reported in the IFRS income statement will be approximately €65 million higher, due to:

- Reclassification of cash discounts received from suppliers (recognized in interest income in the French GAAP accounts).
- Change in the consolidation method applied to Transitions.

Operating expenses

Operating expenses reported in the IFRS income statement will be around €73 million lower, due to:

- Reclassification of certain commissions, deducted from sales in the IFRS accounts and previously recorded in other expenses.
- Cancellation of the amortization of actuarial gains and losses on pensions and other post-retirement benefit obligations recognized in the 2004 published accounts.
- Change in the consolidation method applied to Transitions.

Net margin

Net margin, corresponding to net sales less cost of sales and operating expenses, as defined above, will be shown on a separate line in the IFRS income statement to make the Company's results easier to analyze and maintain consistency with "operating income" as previously reported.

Net margin will be affected by the change in the consolidation method applied to the Transitions sub-group, whose income will now be recognized on the line "Share of profit of companies accounted for by the equity method". The amount of the reclassification will be close to €30 million.

Profit from ordinary activities

Expenses taken into account for the determination of profit from ordinary activities will also include:

- Amortization of the fair value of stock options granted to employees, estimated at around €5 million for 2004.
- Cost of the discount granted to employees in France who purchase shares through the Company's Employee Stock Ownership Plan; depending on the calculation method finally selected, this will be less than or equal to €3.9 million for 2004.

Profit from operations

IAS 1 – Presentation of Financial Statements does not recognize the concept of non-operating expense. Consequently, profit from operations will include a certain number of new items, as follows:

- Other revenues / expenses on operations

The majority of revenues and expenses classified as "non-operating" in the French GAAP accounts will be reported under this caption, representing a net expense of €6.3 million in 2004.

- Goodwill write-downs

- The €2.5 million impairment loss recognized in non-operating expense in the 2004 French GAAP accounts will be reclassified at this level.
- The goodwill amortization charge recognized in the 2004 published accounts in the amount of €23.3 million will be cancelled in the IFRS income statement.

Net financial expense

Net financial expense will no longer include cash discounts paid and received, which represented a net expense of €20.8 million.

Income tax
The income tax charge will be affected by the adjustments described above. In particular, the change in consolidation method applied to Transitions will reduce the tax charge by some €14 million, while cancellation of the amortization of actuarial gains and losses on employee benefit obligations will reduce the deferred tax charge by €0.2 million.

Share in profit of companies accounted for by the equity method
Adjustments to this item are in the process of being determined. They will include cancellation of the goodwill amortization recognized in these companies' income statements.
In addition, Essilor's 49% share in the profit of Transitions, after eliminating intercompany transactions between the two companies, will be added for an amount of approximately €17 million.

5. Application of IAS 32 and IAS 39 effective from January 1, 2005

IAS 39
In accordance with IAS 39, currency and interest rate hedging instruments will be recognized as follows:

- In the balance sheet, at fair value with recognition of the corresponding deferred tax effect.
- In the income statement, recognition of gains and losses arising from remeasurement of hedging instruments at fair value, on a symmetrical basis with the gains and losses arising from remeasurement of the hedged assets or liabilities.
- In equity, recognition of the effective portion of gains and losses on cash flow hedges, net of deferred taxes.

The effects of applying IAS 39 will depend to a significant extent on exchange rate changes in 2005. Consequently, it is currently impossible to reliably estimate the impact.

IAS 32
In 2003, Essilor issued bonds convertible into new shares or exchangeable for existing shares (oceanes). Under IAS 32, the portion of the issue price representing the value of the embedded conversion option at the issue date, estimated at around €41 million, will be added to equity in the opening balance sheet at January 1, 2005. Debt will be reduced by the same amount.

In addition, the bonds will be measured at amortized cost. Consequently:
- Finance costs will be increased by the amortization of the embedded option, estimated at €5.4 million for 2005.
- Amortization expense for the period from the issue date (June 2003) to December 31, 2004 will be recognized as an adjustment to equity in the opening balance sheet at January 1, 2005, for an amount of €7.7 million.

ESSILOR

COMMUNIQUE

Passage aux normes IFRS

Charenton-le-Pont (21 avril 2005) – Les principaux impacts du passage aux normes IFRS sur les comptes consolidés du groupe Essilor sont détaillés dans la note ci-jointe, qui sera reprise intégralement dans le Document de Référence 2004 publié au moment de l'Assemblée Générale.

Les impacts identifiés sur la situation nette et le résultat net consolidés seront relativement limités, tant en ce qui concerne le retraitement de l'exercice 2004 que l'application en 2005. En revanche, les normes IAS 32 et IAS 39 ne seront appliquées qu'à partir du 1er Janvier 2005. En ce qui concerne IAS 39, il est difficile, à ce stade, d'en estimer les conséquences sur les comptes consolidés de l'exercice 2005.

La situation nette au 1er Janvier 2004 retraitée IFRS sera très légèrement minorée, du fait principalement de l'annulation des pertes et gains actuariels sur les provisions pour retraites et d'ajustements sur les impôts différés. Ces retraitements sont compensés au 1er Janvier 2005 par le reclassement en situation nette de la composante option de l'obligation convertible de 2003, en application d'IAS 32.

Le résultat net 2004 sera majoré d'une quinzaine de millions d'euros, l'annulation de l'amortissement des survaleurs faisant plus que compenser les nouvelles charges qui seront comptabilisées au titre des paiements en actions, stock options et Plan d'Epargne Entreprise.

Des reclassements importants interviendront entre les différents postes du compte de résultat et modifieront le niveau des différents agrégats, sans pour autant avoir d'impact sur le résultat net.
En effet, en normes IFRS, la société Transitions, qui est détenue à 49% par Essilor, sera consolidée par mise en équivalence.



Par ailleurs, on peut citer le reclassement en déduction des ventes des escomptes de règlement et de certaines commissions commerciales, la disparition du résultat hors exploitation et la réintégration de ces charges dans le résultat opérationnel.

Essilor publiera un état financier 2004 en normes IFRS complet dès que l'ensemble des éléments, incluant les retraitements IFRS de la société Bacou-Dalloz consolidée par mise en équivalence, sera à sa disposition de façon exhaustive.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 17 sites de production, de 183 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél.: 01 49 77 42 16

www.essilor.com

Essilor

Principaux impacts du passage aux normes IAS/IFRS

1. Contexte de la publication

Conformément au règlement européen n° 1606/2002 du 19 juillet 2002, le groupe Essilor établira des comptes consolidés au titre de l'exercice clos le 31 décembre 2005 selon les normes comptables internationales IAS/IFRS applicables au 31 décembre 2005 telles qu'approuvées par l'Union Européenne. Les normes comptables internationales IAS / IFRS comprennent les IFRS (International Financial Reporting Standards), les IAS (International Accounting Standards) ainsi que leurs interprétations.

Lors de la publication des comptes consolidés 2005 en IFRS, le groupe présentera des comptes 2004 comparatifs établis conformément à ce même référentiel, à l'exception des normes IAS 32 et IAS 39 qui ne seront appliquées par le groupe qu'à compter du 1er janvier 2005.

En vue de la publication de ces états financiers comparatifs pour l'exercice 2005 le groupe Essilor a préparé des informations financières 2004 sur la transition aux normes IAS/IFRS présentant à titre d'information préliminaire l'impact chiffré attendu du passage aux IFRS sur :

- le bilan à la date de transition, soit le 1er janvier 2004, date à laquelle les impacts définitifs de la transition seront enregistrés en capitaux propres lors de la publication des comptes consolidés 2005 (l'impact de l'application des normes IAS 32 et IAS 39 sera enregistré dans les capitaux propres au 1er janvier 2005) ;
- la situation financière au 31 décembre 2004 et la performance de l'exercice 2004.

Ces informations financières 2004 sur l'impact chiffré attendu du passage aux IFRS ont été préparées en appliquant aux données 2004 les normes et interprétations IFRS que le groupe Essilor estime devoir appliquer pour la préparation de ses comptes consolidés comparatifs au 31 décembre 2005.

La base de préparation de ces informations financières 2004 décrite résulte en conséquence :

- des normes et interprétations IFRS applicables de manière obligatoire au 31 décembre 2005 telles qu'elles sont connues à ce jour ;
- des options retenues et des exemptions utilisées qui sont celles que le groupe retiendra selon toute vraisemblance pour l'établissement de ses premiers comptes consolidés IFRS en 2005.

Pour toutes ces raisons, il est encore possible que les éléments présentés ci–après puissent être modifiés ou complétés.

2. Organisation du projet de conversion

L'adaptation des règles du groupe aux normes internationales de reporting financier (IFRS) et leur impact sur les comptes consolidés a fait l'objet d'un groupe de travail animé par le service Consolidation et composé de la Direction financière, du service Consolidation, de la Trésorerie groupe, du Contrôle de gestion groupe et de l'Audit interne. Les conditions de passage et la détermination de l'impact ont été discutées en comité d'audit et ont été examinées par nos commissaires aux comptes.

Certaines informations relatives à l'impact des retraitements IFRS en provenance des sociétés en équivalence n'étant pas disponibles, le groupe Essilor n'a pas souhaité finaliser, avant sa communication sur les états financiers au 30 juin 2005, les tableaux sur les capitaux propres au 1er janvier 2004 et au 31 décembre 2004.

3. Présentation des normes et interprétations appliquées pour l'établissement de ces premières informations chiffrées IFRS

3.1 Présentation et description des options comptables liées à la première adoption des IFRS

Dans le cadre des options offertes par la norme IFRS 1, le groupe Essilor a décidé :

- de ne pas procéder au retraitement des regroupements d'entreprises antérieurs au 1er janvier 2004 ;
- de transférer en «réserves consolidées» les écarts de conversion cumulés au 1er janvier 2004 ;
- de comptabiliser les écarts actuariels sur les engagements envers les salariés non encore constatés à la date de transition en contrepartie des capitaux propres ;
- d'appliquer la norme IFRS 2 pour les plans octroyés après le 7 novembre 2002 dont les droits ne sont pas acquis au 1er janvier 2005 ;
- d'appliquer les normes IAS32 et IAS39 à compter du 1er janvier 2005.

3.2 Description des ajustements et de l'application des méthodes comptables IAS/IFRS retenue par le groupe Essilor par rapport aux principes comptables appliqués dans les comptes consolidés établis en principes français

Ecarts d'acquisition (IFRS 1 et 3)

Comme indiqué dans la note 1.5 aux comptes consolidés, les écarts d'acquisition représentent la différence entre le prix d'acquisition et la juste valeur des actifs et passifs de la société acquise à la date d'acquisition.
Dans la mesure où le groupe Essilor a décidé de retenir l'option offerte par la norme IFRS 1 de ne pas retraiter les regroupements d'entreprises antérieurs au 1er janvier 2004, les actifs et passifs provenant de ces regroupements d'entreprises sont considérés comme des actifs et passifs du premier adoptant et non comme des actifs et passifs des sociétés acquises.

A compter du 1er janvier 2004, les écarts d'acquisition ne feront plus l'objet d'un amortissement mais uniquement d'un test de dépréciation selon les modalités décrites dans la norme IAS 36 (dépréciation d'actifs).

Actifs incorporels

Comme indiqué dans la note 1.14 en annexe des comptes consolidés 2004 du groupe Essilor, les actifs incorporels comprennent notamment des parts de marché résultant des écarts de première consolidation dégagés sur des acquisitions passées (postérieures au 1er janvier 1995). Ces actifs ne sont pas amortis en principes français dans les comptes consolidés du groupe.

Conformément aux normes IAS 38 (actifs incorporels) et IFRS 3 (regroupements d'entreprises) les parts de marché, qui ne répondent pas aux critères d'identification définis par la norme IAS 38, seront reclassées en écarts d'acquisition.

Actifs corporels

Une étude est en cours de finalisation concernant l'application de l'approche par composants et la revue des durées d'amortissement retenues pour les principaux types d'immobilisations corporelles, conformément à la norme IAS16 (immobilisations corporelles). Les résultats de cette étude ne devraient pas générer d'ajustement significatif sur les comptes du groupe.

Engagements de retraite (IFRS 1 et IAS 19)

Conformément aux dispositions qu'offre la norme IFRS 1, les écarts actuariels existant au 1er janvier 2004 seront imputés en totalité sur la situation nette, en contrepartie d'une augmentation de même montant des provisions pour retraites.

Pour les écarts actuariels postérieurs au 1er janvier 2004, la méthode du « corridor » est maintenue, sauf si le groupe décide d'appliquer par anticipation l'amendement de la norme IAS 19 (avantages du personnel), applicable au 1er janvier 2006. Cet amendement non encore approuvé à ce jour par la Commission Européenne, permettrait de constater les écarts actuariels par situation nette.

Stocks Options et décote sur les émissions d'actions réservées aux salariés (IFRS 2)

En application de la norme IFRS 2, les options d'achats ou de souscription d'actions accordées aux salariés après le 7 novembre 2002 et non encore acquis au 1er janvier 2005 ont été évaluées pour leur juste valeur à la date d'attribution.

Les stocks options sont enregistrés en charge de personnel pour leur juste valeur sur la période d'acquisition des droits par le personnel avec une contrepartie en augmentation des réserves consolidées. Ce retraitement n'a donc aucun impact sur les capitaux propres IFRS au 1er janvier 2004, mais il a cependant un impact sur le compte de résultat 2004.

Par ailleurs, les salariés français bénéficient d'une décote de 20 % sur les augmentations de capital qui leur sont réservées dans le cadre du Plan d'Epargne Entreprise (PEE). La juste valeur de cet avantage sera comptabilisée en charges à compter du 1er janvier 2004, la contrepartie venant augmenter les capitaux propres.

Subventions d'investissements

Les subventions d'investissement, constatées en situation nette à fin 2003, seront reclassées au passif du bilan.

Impôts différés

Les impôts différés actifs ou passifs seront affectés par les différents retraitements identifiés ci-dessus.

Méthode de consolidation

Depuis de nombreuses années, le groupe Essilor consolide le groupe Transitions selon la méthode d'intégration proportionnelle reflétant au mieux le contrôle conjoint qu'il partage de fait avec son partenaire PPG.

A l'occasion du passage aux IFRS, et en application d'IAS 28 et d'IAS 31, il résulte de l'analyse des clauses contractuelles que le groupe Transitions doit désormais être consolidé par mise en équivalence.

En conséquence :

- les contributions du groupe Transitions aux différents postes du bilan seront annulées en contrepartie du poste «quote-part dans les fonds propres des sociétés mises en équivalence» ;
- les contributions du groupe Transitions aux différents postes du compte de résultat seront reclassées dans le poste «quote-part du résultat net des sociétés mises en équivalence».

Ces différents reclassements n'auront pas d'impact ni sur la situation nette, ni sur le résultat net consolidés du groupe.

Par ailleurs, l'analyse économique des flux entre Essilor et Transitions, entre Transitions et Essilor, ainsi que des ventes de produits Transitions effectuées par Essilor vis-à-vis des tiers, conduit à :

- annuler le chiffre d'affaires entre Essilor et Transitions, selon IAS 18, d'une part au niveau du chiffre d'affaires d'Essilor et d'autre part au niveau du coût des ventes d'Essilor ;
- réallouer les prestations de sous-traitance effectuées par Transitions pour le compte d'Essilor entre coûts des ventes et coûts de marketing de la marque Transitions.

Enfin, sous réserve de l'accord de l'Autorité des Marchés Financiers, l'information financière résumée concernant le groupe Transitions, telle que requise par la norme IAS 28, ne sera pas communiquée en raison des accords de confidentialité conclus avec ce partenaire.

4. Chiffrage des principaux ajustements décrits ci-dessus

4.1 Bilan d'ouverture au 1er janvier 2004

Actifs incorporels

Les parts de marché, qui ne répondent pas aux critères d'identification définis par la norme IAS 38, seront reclassés en écarts d'acquisition pour un montant de 19 millions d'euros.

Engagements de retraite

Au 31 décembre 2003, le groupe présentait une perte actuarielle nette de 10,8 millions d'euros qui seront imputés en totalité sur la situation nette, en contrepartie d'une augmentation de même montant des provisions pour retraites.

Situation nette

- Ecarts de conversion

Les écarts de conversion cumulés au 31 décembre 2003 s'élèvent à 192,7 millions d'euros et seront annulés par imputation sur les réserves consolidées.

- Subventions d'investissements

Les subventions d'investissement, constatées en situation nette et s'élevant à 0,6 million d'euros à fin 2003, seront reclassées au passif du bilan.

Impôts différés

Les impôts différés actifs ou passifs seront affectés par les différents retraitements identifiés ci-dessus. Les impacts sur la situation nette d'ouverture sont les suivants :

- impôts différés passifs relatifs aux marques pour 14,4 millions d'euros ;
- impôts différés actifs sur l'annulation de la perte actuarielle nette relative aux provisions pour avantages au personnel pour 3,8 millions d'euros ;
- impôts différés passifs éventuels, s'il y a lieu, sur la réévaluation des actifs corporels résultant de l'ajustement des durées d'utilisation.

4.2 Compte de résultat IFRS 2004

Chiffre d'affaires net

Le chiffre d'affaires retraité sera inférieur au chiffre d'affaires publié d'un montant de l'ordre de 59 millions d'euros. Cet ajustement est imputable :

- au reclassement, en moins du chiffre d'affaires, des charges sur escomptes de règlement, précédemment enregistrées en charges financières ;
- au reclassement, en moins du chiffre d'affaires, de certaines commissions calculées en pourcentage du chiffre d'affaires, précédemment comptabilisées en charges d'exploitation ;
- au changement de la méthode de consolidation du groupe Transitions.

Coût des ventes

Le coût des ventes évolue également dans sa présentation et sera majoré d'un montant de l'ordre de 65 millions d'euros, lié :
- au reclassement des produits sur escomptes de règlement, précédemment enregistrés en produits financiers,
- au changement de la méthode de consolidation du groupe Transitions.

Charges d'exploitation

Les charges d'exploitation seront en revanche allégées d'un montant de l'ordre de 73 millions d'euros, lié aux retraitements suivants :
- le reclassement des commissions, constatées en autres charges d'exploitation, en diminution du chiffre d'affaires ;
- l'annulation de l'amortissement des écarts actuariels sur provisions pour retraites constaté au cours de l'exercice 2004 ;
- le changement de la méthode de consolidation du groupe Transitions.

Marge nette

Ce nouvel indicateur, représentant le chiffre d'affaires net diminué du coût des ventes et des charges d'exploitation ci-dessus définis, sera intégré à la présentation du compte de résultat consolidé afin d'en faciliter la lecture et d'assurer la cohérence avec le « résultat d'exploitation » tel qu'il était présenté pour les exercices précédant la première application des normes IFRS.

La marge nette sera affectée par le changement de méthode de consolidation du groupe Transitions dont la quote-part de résultat net sera mis en équivalence. Le montant du reclassement devrait être de l'ordre de 30 millions d'euros.

Résultat opérationnel courant

Le groupe comptabilisera également en charges à ce niveau :
- l'amortissement de la valeur des options de souscription attribuées au personnel, évalué à près de 5 millions d'euros pour l'exercice 2004 ;
- le rabais sur le cours de bourse consenti dans le cadre des augmentations de capital réservées aux salariés français (Plan d'Epargne Entreprise) qui sera, en fonction de la méthode de calcul finalement retenue, inférieur ou égal à 3,9 millions d'euros pour 2004.

Résultat opérationnel

Conformément à la norme IAS1 (présentation du compte de résultat), la notion de résultat hors exploitation disparaît. Le résultat opérationnel intégrera donc un certain nombre d'éléments nouveaux dont les principaux sont les suivants :

- Autres produits/ Autres charges opérationnels

La majorité des produits et charges précédemment enregistrés en «résultat hors exploitation» et, qui ont représenté une charge de 6,3 millions d'euros en 2004, seront reclassées dans cet agrégat.

- Amortissement et dépréciation des écarts d'acquisition

- Reclassement en résultat opérationnel de la dépréciation de 2,5 millions d'euros comptabilisée en 2004 suite à la réalisation des tests de dépréciation sur les écarts d'acquisition ;
- Annulation de la charge d'amortissement des écarts d'acquisition constatée en 2004 pour un montant de 23,3 millions d'euros.

Résultat financier

Le résultat financier sera allégé des escomptes de règlement accordés et reçus pour un montant net de 20,8 millions d'euros.

Impôts

La charge d'impôt sera affectée par les impacts des différents ajustements précisés ci-dessus (réduction de la charge d'impôt liée au changement de méthode de consolidation de Transitions de l'ordre de 14 millions d'euros et réduction de la charge d'impôt différé de 0,2 million d'euros du fait l'annulation de l'amortissement des écarts actuariels sur avantages au personnel notamment).

Résultat des sociétés mises en équivalence

Le résultat des sociétés mises en équivalence fera l'objet d'ajustements en cours d'évaluation, notamment l'annulation de l'amortissement des écarts d'acquisition constatés dans le résultat des sociétés consolidés par mise en équivalence.
Par ailleurs la quote-part du résultat net du groupe Transitions revenant à Essilor (49%), après élimination des flux entre Essilor et Transitions, viendra augmenter le résultat des sociétés mises en équivalence, pour un montant de l'ordre de 17 millions d'euros.

5. Application des normes IAS 32 et IAS 39 à partir du 1er janvier 2005

IAS 39

En accord avec la norme IAS 39, les opérations de couverture de change et de taux feront l'objet des enregistrements suivants :

- au bilan, la juste valeur des instruments dérivés et les impôts différés correspondants ;
- en résultat, les pertes ou gains de juste valeur sur instruments de couverture, parallèlement à l'évaluation des actifs couverts à la valeur de marché ;
- en situation nette, la part efficace des gains ou pertes sur instruments financiers affectés à la couverture des risques sur flux futurs de trésorerie, nette d'impôts différés.

Les impacts de ce mode de comptabilisation étant fortement dépendants des variations des devises au cours de l'exercice 2005, le groupe est dans l'impossibilité de les quantifier à l'heure actuelle.

IAS 32

Le groupe Essilor a procédé au cours de l'exercice 2003 à l'émission d'un emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (océanes). Conformément à la norme IAS 32, la composante du prix d'émission représentative de la valeur de l'option de conversion en actions à la date d'émission, estimée à environ 41 millions d'euros, sera comptabilisée en augmentation des capitaux propres d'ouverture au 1er janvier 2005. De ce fait, les dettes financières seront minorées d'un montant équivalent et revalorisées selon la méthode du coût amorti.

- les charges financières seront majorées de la charge d'amortissement de cette composante « option » de l'obligation convertible, évaluée à 5,4 millions d'euros pour 2005 ;

- la charge d'amortissement entre la date d'émission (juin 2003) et le 31 décembre 2004 sera constatée en ajustement de la situation nette au 1er janvier 2005 pour 7,7 millions d'euros.